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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

GRAYMARK PRODUCTIONS, INC.
(Exact name of registrant as specified in its charter)

Oklahoma (State of incorporation or organization)	20-0180812 (I.R.S. Employer Identification No.)
101 North Robinson, Suite 920 Oklahoma City, Oklahoma (Address of principal executive offices)	73102 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value

Redeemable Warrants
(each exercisable to purchase one share of Common Stock)

Item 1. Description of Registrant's Securities to be Registered

        We at GrayMark Productions, Inc. are an Oklahoma corporation. Pursuant to our Certificate of Incorporation, we are authorized to issue up to 100,000,000 shares of capital stock, consisting of 90,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of preferred stock, $.0001 par value per share.

        The following description of certain matters relating to our common stock and preferred stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to our Registration Statement on Form SB-2 (Registration No. 333-111819). See "Item 2—Exhibits."

Common Stock

        The rights, privileges, disabilities and restrictions in general of the holders of our outstanding shares of the common stock are as follows:

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  the right to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

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  the right to share ratably in all assets available for distribution to the common stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

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  the right to one vote per share on matters submitted to a vote by our common stock shareholders;

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  no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and

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  no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.

In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (a majority of the outstanding shares of common stock) is present, is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of our then outstanding preferred stock and entitled to vote with the holders of our common stock. Upon issuance of the common stock offered under the offering, all of the outstanding shares of our common stock will be fully paid and non-assessable.

Preferred Stock

        Our authorized preferred stock may be issued from time to time in one or more series. Our board of directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. We believe that having this a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, our common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect

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  the voting power of the holders of our then outstanding common stock,

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  the likelihood that the holders will receive dividend payments and payments upon liquidation and

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  could have the effect of delaying or preventing a change in shareholder and management control.

Redeemable Warrants

        Our board of directors has authorized for issuance 4,000,000 redeemable warrants. Each redeemable warrant entitles the holder, upon payment of the exercise price, to purchase one share of our common stock. The initial exercise price of the common stock share is $2.00 and will increase to $3.50 after the common stock has traded on the NASD OTC Bulletin Board for 18 consecutive months. Upon increase in the exercise price, we will provide the holders of the redeemable warrants appropriate and prompt notice of the adjusted exercise price.

        The number and kind of securities or other property for which the redeemable warrants are exercisable are subject to adjustments in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. Unless previously redeemed, the redeemable warrants are exercisable on or before October 30, 2008. A holder of redeemable warrants will only be able to exercise the warrants held in the event the shares of common stock for which the redeemable warrants are exercisable are qualified for sale or exemption from qualification under the applicable securities laws of the state in which the holder resides.

        We may redeem the redeemable warrants at any time on not less than 30 days' written notice, at a price of $0.10 each, after the closing price per share of the common stock, for a period of not less than 20 consecutive trading days, has been at or above $4.00 (or $7.00 following the increase in the exercise price of the redeemable warrants). Holders of redeemable warrants will automatically forfeit their rights to purchase the common stock shares pursuant to exercise of the redeemable warrants unless the redeemable warrants are exercised on or before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding redeemable warrants must be redeemed if any are redeemed. We will mail to the registered holders of the redeemable warrants the notice of redemption by first class mail, postage prepaid, more than 10 trading days prior to the date we select to exercise our redemption right. The notice of redemption will specify the redemption price, the date fixed for redemption, the place where the redeemable warrant certificates are to be delivered and the redemption price to be paid, and that the right to exercise the redeemable warrants will terminate at 5:00 p.m. New York City time on the business day immediately preceding the date fixed for redemption.

        The redeemable warrants may be exercised upon surrender of the certificate therefor on or prior to 5:00 p.m. New York City time on the expiration date of the redeemable warrants or, if the redeemable warrants are called for redemption, the business day prior to the redemption date, as explained above, at our offices or such other location that we may direct pursuant to notice with the subscription on the reverse side of the certificate completed and executed as indicated, accompanied by payment of the full exercise price for the number of redeemable warrants being exercised.

        The Redeemable Warrant Agreement contains provisions that protect the warrant holders against dilution by adjustment of the number of common stock shares or other securities purchasable upon exercise in certain events, including stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other extraordinary events.

        We are not required to issue fractional shares of common stock, and, in lieu thereof, will make a cash payment based upon the current market value of the common stock share. The holders of the redeemable warrants will not possess the rights that our shareholders have unless and until the holders exercise the redeemable warrants and then only as a holder of the common stock shares.

        The foregoing summary of the principal terms of the redeemable warrants does not purport to be complete. A copy of the Redeemable Warrant Agreement has been filed as an exhibit to our

Registration Statement on Form SB-2 (Registration Statement No. 333-111819). See "Item 2—Exhibits."

Transfer and Warrant Agent and Registrar

        UMB Bank, N.A. is the registrar and transfer agent of our common stock and warrant agent of our redeemable warrants. The mailing address of UMB Bank, N.A. is Security Trust Division, 28 Grand Boulevard, 13th Floor, Kansas City, Missouri 64106.

Shareholder Action

        Under our bylaws, the affirmative vote of the holders of a majority of the shares of the common stock voted at a meeting of shareholders is sufficient to authorize, affirm, ratify or consent to any act or action required of or by the holders of the common stock, except as otherwise provided by the Oklahoma General Corporation Act.

        Under the Oklahoma General Corporation Act, our shareholders may take actions without the holding of a meeting by written consent. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action. However, any time that we have 1,000 or more shareholders of record, any act or action required of or by the holders of our capital stock entitled to vote thereon may only be taken by unanimous affirmative written consent of the shareholders or a shareholder meeting.

Anti-Takeover Provisions

        Our certificate of incorporation and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging the proposals because, among other things, negotiation of the proposals might result in an improvement of the takeover terms. The description below related to provisions of our certificate of incorporation is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation.

        Preferred Stock.    Our certificate of incorporation authorizes the issuance of the preferred stock in classes. Our board of directors is authorized to set and determine the voting rights, redemption rights, conversion rights and other rights relating to the class of preferred stock. In some circumstances, the preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which our board of directors opposes.

Item 2. Exhibits

1.1	Form of the certificate of common stock of Registrant is incorporated by reference to Exhibit 4.1 of the Registration Statement on Form SB-2 (Registration No. 333-111819) filed with the Commission on January 9, 2004.
1.2
Form of the redeemable warrant certificate of Registrant is incorporated by reference to Exhibit 4.5 of the Registration Statement on Form SB-2 (Registration No. 333-111819) filed with the Commission on January 9, 2004.
2.1
Certificate of Incorporation of Registrant is incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2 (Registration No. 333-111819) filed with the Commission on January 9, 2004.
2.2
Bylaws of Registrant (as amended and restated) are incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2 (Registration No. 333-111819) filed with the Commission on January 9, 2004.
2.3
Redeemable Warrant Agreement is incorporated by reference to Exhibit 4.4 of Amendment No. 1 to Registration Statement on Form SB-2 (Registration No. 333-111819) filed with the Commission on March 16, 2004.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 16th day of March, 2004.

GRAYMARK PRODUCTIONS, INC.
By:	/s/ HARRY G. FREDERICKSON, JR. Harry G. Frederickson, Jr., Chief Executive Officer (Registrant's Principal Executive Officer)

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  Item 1. Description of Registrant's Securities to be Registered
  Item 2. Exhibits
SIGNATURE